SCO CAPITAL PARTNERS LLC

July 3, 2007

Board of Directors

Bioenvision, Inc.

345 Park Avenue, 41st Floor

New York, New York  10154

Bioenvision Board Members:

As we anticipated, Genzyme’s tender offer for Bioenvision has failed.  Given Genzyme’s Schedule 13D of May 29, 2007 stated that it beneficially owned 24.3%, Bioenvision’s other shareholders have rejected Genzyme’s tender offer by a majority of greater than 74% to 2%.

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       The Market Has Spoken - Again:  As reflected in the 74% to 2% rejection, the $5.60 price is an unacceptably low offer.  Despite being characterized as an offer at a premium, the $5.60 per share price represents a mere 6% premium to the prior day’s closing, and discounts of approximately 8%, 16% and 44% to the stock price of 1, 2, and 3 years prior, respectively.  Genzyme’s offer was made off an artificially low market price, negatively impacted by an ill-timed, dilutive financing at a price near the four-year low.  Market comparables for this type of transaction would require a price premium of between 50% and 100%, and based upon a more stable share price, or an offer price in the range of $8 to $12 per share.  An offer at that level is still substantially below the target price of $13 per share that the UBS Securities (Bioenvision’s own financial advisor) analyst had set for Bioenvision shares.

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       Bioenvision Board of Directors Needs To Act:  Bioenvision’s board of directors should heed the message in the overwhelming failure of the tender offer, and work with Genzyme to terminate this ill-timed transaction, or to achieve a price level acceptable to the common shareholders.  All board members, including the Perseus-Soros/Aisling employees and designees, have a duty to all common shareholders, and the message was clear – the $5.60 tender offer price is unacceptable.

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       Genzyme as Minority Shareholder:  While we believe that Genzyme’s proposed maneuvering with respect to closing on a minority position is just another way of scaring shareholders into tendering at an unacceptably low price, we do not believe that having Genzyme as a minority shareholder could be any worse than the minority shareholders that they are replacing.

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019

Telephone:  212-554-4158   Fax:  212-554-4058

We applaud Bioenvision’s common shareholders for flatly rejecting the inadequate $5.60 tender offer from Genzyme.  We strongly recommend that Bioenvision’s board of directors act in accordance with Bioenvision shareholders’ desire to terminate the tender offer, or negotiate a price that is consistent with market comparables and fair to all shareholders involved.

Sincerely,

/s/ Steven H. Rouhandeh

Steven H. Rouhandeh

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019

TELEPHONE:  212-554-4158   FAX: 212-554-4058